A2Z Technologies Canada Corp.
(Formerly ECC VENTURES 1 CORP.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2020

(Expressed in U.S. Dollars)

Dated: July 13, 2020

The following Management's Discussion and Analysis ("MD&A") for A2Z Technologies Canada Corp ("A2Z" or "the Company") is prepared as of July 13, 2020, and relates to the financial condition and results of operations for the three months ended March 31, 2020. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2020 and the audited consolidated annual financial statements and related notes for the year ended December 31, 2019, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP").

All amounts are presented in United States dollars ("USD" or "$"), the Company's presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the "Risks and Uncertainties", and "Cautionary Note Regarding Forward-Looking Statements" sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

COMPANY OVERVIEW

A2Z TECHNOLOGIES CANADA CORP. (Formerly ECC Ventures 1 Corp.) (the "Company" or "A2ZTC") was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

Following the completion of the Transaction (as defined below), on December 12, 2019, the Company commenced trading on the TSX Venture Exchange under the symbol "AZ". The Company's principal activities are the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of related products for the civilian market. During 2020, the Company commenced the development of two products for the automotive market. The first product is a capsule that can be placed in a fuel tank to prevent gas tank explosions. The second product under development is a vehicle cover device that will protect automobiles from the elements while the vehicle is not in use. The Company also provides maintenance services to both external and in-house complex electronic systems and products .

RECENT DEVELOPMENTS

Reverse Takeover

On September 11, 2019, The Company, 1219054 B.C. Ltd., a wholly owned subsidiary of the Company ("Acquireco"), and A2Z Advanced Solutions Ltd, a company incorporated in Israel ("A2ZAS"), entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which the Company acquired, via Acquireco, in two tranches, all of the issued and outstanding securities in the capital of A2ZAS (the "Transaction") The consideration for the Transaction was:

(i) the issuance of an aggregate of 41,690,578 post-consolidation common shares of the Company (the "Consideration Shares") to the shareholders of A2ZAS; and

(ii) the exchange of all of the issued and outstanding convertible securities of A2ZAS for equivalent convertible securities of the Company on a one for one basis, each exercisable on substantially the same terms. Concurrent with the closing of the Transaction, the Company consolidated its common shares on a 1 new for 1.4 old basis and these post-consolidation common shares represented the Consideration Shares. Consequently, all share numbers, share prices, and security exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The Transaction was completed on December 12, 2019, and the Company formally changed its name to A2Z Technologies Canada Corp.

Acquisition of new patent

On February 7, 2019, pursuant to a share transfer agreement (the "Share Transfer Agreement") between the Company and two shareholders (the "Transferors") owning 100% of the issued and outstanding shares of AAI Advanced Automotive Innovations Inc., ("AAI" or the "Acquired Company"), the Company completed the purchase of 80% of the issued and outstanding ordinary shares of the Acquired Company by way of the issuance of 7,664,788 shares of the Company and 3,832,394 warrants. The Acquired Company owns a patented invention (the "Patent") in the form of a system that enables a customer to insert a "capsule" into the fuel tank that suppresses combustibility of any remaining gasoline or gasoline fumes inside the gasoline tank in the event of a collision or exposure to heat and/or flames, and thus eliminate the possibility of a fire erupting as a result of a collision or exposure to heat and/or flames. As the only activity of AAI is its ownership of the Patent (an economic resource that may create future outputs) and no other processes or outputs, the acquisition was accounted as an asset acquisition.

Acquisition of Cust2Mate

On December 30, 2019, A2ZAS signed an agreement with the founder and CEO of A2ZAS, Mr. Joseph Bentsur (the "Founder"), pursuant to which the Founder granted A2ZAS an option to purchase 19% of Cust2Mate Ltd ("Cust2Mate"), a company incorporated in Israel, and 60% owned by the Founder (the "Cus2Mate Option") for $66 thousand. Cust2Mate is a technological company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company's primary product is the Cust2Mate system which incorporates a "smart cart" enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products. One to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. Cust2Mate operates from office premises in Yavne, Israel which it shares with the Company.

Israeli Subsidiary

On November 22, 2018 (the "Effective Date"), all the shares of A2Z Military Solutions Ltd. ("A2ZMS"), a limited liability company incorporated under the laws of the State of Israel and 100% owned by the Company's CEO, Mr. Joseph Bentsur (A2ZAS's CEO) were transferred to A2ZAS which on the Effective Date was also held solely by the A2AZAS's CEO , in consideration for shares in the Company (the "Israeli Transaction"). The transfer of the transferred rights to A2ZAS on the Effective Date was on an "AS IS" basis at the time of the Israeli Transaction.

Equity issuances during the three months ended March 31, 2020 and through to the date of this report

On January 21, 2020, 142,857 options with an exercise price of CAD$0.14 were exercised for gross proceeds of $15 thousand (CAD$20 thousand).

On January 30, 2020, the Company completed a private placement of 833,336 units (the "Units") of the Company at a price of CAD$0.60 per Unit for gross proceeds of $377 thousand (CAD$500 thousand). Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of CAD$0.65 until January 30, 2022. All securities issued in connection with the Placement are subject to a hold period expiring May 31, 2020.

On January 30, 2020, the Company issued 92,493 shares as compensation for consulting services provided by a consultant in the amount of $50 thousand.

On March 18, 2020, 225,000 stock options with an exercise price of CAD$0.14 were exercised for gross proceeds of $23 thousand (CAD$32 thousand).

On April 27, 2020, 230,103 shares were issued to two consultants in respect of consulting services for a total fair value of $99 thousand.

On July 6, 2020, 446,428 shares were issued in respect of the exercise of 446,428 warrants at an exercise price of NIS0.84 ($0.23) per warrant for gross proceeds of $109 thousand.

DISCUSSIONS OF OPERATIONS

The following is a discussion of the results of operations which have been derived from the condensed consolidated interim financial statements of the Company for the three month period ended March 31, 2020 (in thousands of US Dollars):

	Three months ended March 31,	
	2020	2019
	Unaudited	
Revenues	$ 291	$ 423
Cost of revenues	192	235
Gross profit	99	188
Expenses:		
Research and development costs	47	-
Sales and marketing costs	250	-
General and administrative expenses	410	84
Operating profit (loss)	(608)	104
Gain on revaluation of warrant liability	(133)	-
Financial Income	(29)	-
Financial Expenses	25	50
Profit (loss) before taxes on income	(471)	54
Income tax (expense) benefit	3	(12)
Profit (loss) for the period	(468)	42
Other Comprehensive Expence		
Item that will not be reclassified to profit or loss:		
Adjustments arising from translating financial statements of foreign operations	(10)	(3)
Other comprehensive income (loss)	(10)	(3)
Net profit (loss) and comprehensive profit (loss) for the period	$ (478)	$ 39
Basic and Fully Diluted Loss Per Share	$ (0.012)	$ 0.001
Weighted Average Number Of Shares Outstanding	47,852,409	31,508,356

Three-month period ended March 31, 2020, compared to the three-month period ended March 31, 2019

Revenues for the three months ended March 31, 2020 were $291 thousand as compared to $423 thousand for the three months ended March 31, 2019. The decrease in revenues is due to some projects being delayed from the first quarter 2020 to the second quarter 2020.

Cost of revenues for the three months ended March 31, 2020 were $192 thousand as compared to $235 thousand for the three months ended March 31, 2019. Our gross margin remains broadly consistent with 2019.

Research and development expenses were $47 thousand for the three months ended March 31, 2020 as compared to nil for the three months ended March 31, 2019. The increase relates to the research in respect of our capsule that can be placed in a fuel tank to prevent gas tank explosions our vehicle cover device that will protect automobiles from the elements while the vehicle is parked.

General and administrative expenses were $410 thousand for the three months ended March 31, 2020 as compared to $84 thousand for the three months ended March 31, 2019. The increase is primarily due the costs associated with being a public company and an increase in amortization relating to our intangible asset.

Sales and Marketing expenses were $250 thousand for the three months ended March 31, 2020 as compared to nil for the three months ended March 31, 2019. The increase is part of the Company's strategy to increase revenues through increased expenditure on advertising materials.

Gain on revaluation of warrant liability for the three months ended March 31, 2020 was $133 thousand as compared to nil for the three months ended March 31, 2019. The increase relates to decrease in the value of the warrant liability as of March 31, 2020.

Financial income for the three months ended March 31, 2020 were $29 thousand as compared to nil for the three months ended March 31, 2019. The amount in 2020 relates to foreign exchange gains.

Financial expenses for the three months ended March 31, 2020 were $25 thousand as compared to $50 thousand for the three months ended March 31, 2019. Financial expenses comprise interest on loans and credit card charges in 2020, and include foreign exchange losses in 2019.

Net loss for the three months ended March 31, 2020 was $468 thousand as compared with a net profit of $42 thousand for the three months ended March 31, 2019. The decreasing in profitability for the three months ended March 31, 2020 was primarily attributable to the decrease in revenues and the increase in general and administrative expenses, offset by the gain on revaluation of the warrant liability.

REVIEW OF QUARTERLY RESULTS

The Company does not have quarterly results prior to December 31, 2019 as it was not a public issuer.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company's ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $4,607 thousand as of March 31, 2020 ($4,139 thousand as of December 31, 2019), and the Company had negative cash flows from operations of $461 thousand for the three months ended March 31, 2020 (negative cash flows of $35 thousand for the three months ended March 31, 2019).

Three months ended March 31, 2020, compared to the three months ended March 31, 2019

During the three months ended March 31, 2020 the Company's overall position of cash decreased by $147 thousand. This decrease in can be attributed to the following activities:

The Company's net cash used in operating activities during the three months ended March 31, 2020 was $461 thousand as compared to $35 thousand for the three months ended March 31, 2019. The increase in 2019 is due to the increased net loss, a decrease in accounts payable and an increase in account receivable.

Cash used in investing activities for the three months ended March 31, 2020 was nil as compared to $10 thousand provided by investing financing activities during the three months ended March 31, 2019. In 2019, the amount relates to the purchase of property, plant and equipment.

Cash provided from financing activities for the three months ended March 31, 2020 was $401 thousand as compared to $257 thousand provided from financing activities during the three months ended March 31, 2019. In 2020, the Company completed a private placement and raised $436 thousand, proceeds for the exercise of options amounted to $38 thousand, which was offset by the repayment of long term loans and lease payments. In 2019, the Company completed various financings and raised $206 thousand which were offset by the repayment of long term loans and lease payments.

Capital Resources

As of March 31, 2019, the Company's cash position was $142 thousand (December 31, 2019 - $289 thousand). The majority of this balance is being held in US Dollars. Working capital at March 31, 2020 was $503 thousand as compared to $573 thousand at December 31, 2019.

Short-term borrowings

Short term borrowing relates to A2Z's subsidiary bank loans which will be repaid in 2020. The Company requires short term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to A2Z's subsidiary bank loans which will be repaid in 2021. Currently, the nature of cash requirements by the company can fluctuate greatly from year to year as the company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS WITH RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company's senior Management, who are considered to be key Management personnel by the Company.

Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The following transactions arose with a related parties ($ in thousands):

Transaction	Three months ended March 31, 2020		Three months ended March 31, 2019	
Consulting Fees	$	8	$	8
Salary		7	$	7
Pension value		1		1
Total	**$**	**16**	**$**	**16**

Amounts owing by (to) related parties ($ in thousands):

Name	As of March 31, 2020		As of December 31, 2018	
Key management personnel	$	465	$	358
Company controlled by the CEO	$	(106)	$	(52)
Company controlled by the CFO	$	(3)	$	-
Shareholder	$	301	$	380

Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company's financial performance and position.

The Company's financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company's operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company's financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers' balances. The Company's main financial assets are cash and cash equivalents as well as other receivables and represent the Company's maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel. Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers' balances.

Market risks:

The Company's' business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company's business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

Capital management

The Company considers its capital to be comprised of shareholders' equity. The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company's approach to capital management during the three months ended March 31, 2020. There are no externally imposed restrictions on the Company's capital.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the new Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. The Company's presentation currency is the US Dollar.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

Taxes on income

The Company recognized tax- related assets and liabilities based on the Company's current understanding of tax laws as applied to the company's circumstances. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

1. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
2. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer's GAAP (IFRS).

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of common shares, where each common share provides the holder with one (1) vote. As of the date of this MD&A there were 49,046,509 common shares issued and outstanding and warrants and options outstanding, as follows

	Date of expiry	Exercise price	
4,278,822	December 31, 2021	$	0.38
2,300	December 16, 2020	$	0.38
178,571	March 18, 2020	$	0.14
300,000	January 23, 2023	$	0.80
4,759,693			

RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company's existing shareholders.

Capital and Liquidity Risk

The amount of financial resources available to invest for the enhancement of shareholder value is dependent upon the size of the treasury, profitable operations, and a willingness to utilize debt and issue equity. Due to the size of the Company, financial resources are limited and if the Company exceeds growth expectations or finds investment opportunities it may require debt or equity financing. There is no assurance that the Company will be able to obtain additional financial resources that may be required to successfully finance transactions or compete in its markets on favorable commercial terms.

Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company's business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

Covid 19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company's ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees' welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company's work in Israel, is such that it is defined as an essential service industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company's flagship research project: Fuel Tank Intelligent Containment System (FTICS) capsule progressed as planned during this time and through to the date of this report. The Company anticipates a reduction in the Company's revenues during the 2020 due to delays in receiving orders. In addition, the Company applied for temporary blanket relief granted by the Canadian Securities Administrators due to a delay in completing these financial statements.

Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company's business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company's products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act. These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as "anticipates", "plans", "budget", "scheduled", "continue", "estimates", "forecasts", "expect", "is expected", "project", "propose", "potential", "targeting", "intends", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to A2Z, including its final Prospectus is available for viewing on SEDAR at **www.sedar.com**.